Exhibit 99.2

SHELL PLC NOTICE OF ANNUAL GENERAL MEETING Tuesday May 24, 2022 at 10:00 (UK Time) Central Hall Westminster, Storey’s Gate, Westminster, London, SW1H 9NH, United Kingdom THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial adviser. If you have sold or transferred all your shares in Shell plc (the “Company”), please give this document and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

2 Shell Notice of Annual General Meeting 2022 SPECIFICATIONS The paper used for this document is PlanoPlus, an FSC® - certified paper, produced from 100% virgin pulp (cellulose), without recycling fibres. This pulp is bleached with ECF technology. The inks used are vegetable oil based. Design and production: Friend www.friendstudio.com Print: Toppan Merrill 3 CHAIR’S LETTER 4 NOTICE OF ANNUAL GENERAL MEETING 6 SHAREHOLDER RESOLUTION AND SUPPORTING STATEMENT 7 DIRECTORS’ RESPONSE 8 EXPLANATORY NOTES ON RESOLUTIONS 11 DIRECTORS’ BIOGRAPHIES 19 SHAREHOLDER NOTES 22 ATTENDANCE ARRANGEMENTS TO SHAREHOLDER RESOLUTION Cautionary note The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Notice of Annual General Meeting “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. Also, in this Notice of Annual General Meeting we may refer to Shell’s “Net Carbon Footprint” or “Net Carbon Intensity”, which include Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Footprint” or “Net Carbon Intensity” are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries. Shell’s operating plan, outlook and budgets are forecasted for a ten - year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Footprint (NCF) targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net - zero emissions target and 2035 NCF target, as these targets are currently outside our planning period. In the future, as society moves towards net - zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target. Documents incorporated by reference The Shell Energy Transition Progress Report, which is published simultaneously with this Notice of Meeting by way of regulatory announcement (available at www.shell.com/investors/news - and - filings/uk - regulatory - announcements.html) shall be deemed to be incorporated in, and form part of, this Notice of Meeting. Availability of documents The Company’s Annual Report and the Form 20 - F for the year ended December 31, 2021 can be found at www.shell.com/annualreport . The 2022 Notice of Annual General Meeting can be found at www.shell.com/AGM . The Shell Energy Transition Strategy and the Shell Energy Transition Progress Report can be found at www.shell.com/agm . If you would like to obtain, free of charge, a paper copy of any of these documents, please contact one of the following: United Kingdom +44 (0)121 415 7073 USA +1 888 301 0504 E - communication If you are a registered shareholder and hold your shares in your own name, or you hold your shares in the Shell Corporate Nominee, you can choose to view shareholder communications (for example, the Company’s Annual Report) by means of our website instead of receiving paper communications. If you opt for website communications and provide us with your email address, by registering online at www.shareview.co.uk you will be sent a notification by email whenever such shareholder communications are added to our website, or in the absence of an email address you will be sent a notification by post. If you choose to view shareholder communications by means of our website, you may change your mind at any time or obtain, free of charge, a copy of the communication in paper form, by contacting our Registrar at the address below. Equiniti Aspect House Spencer Road Lancing West Sussex BN99 6DA United Kingdom 0800 169 1679 (UK) +44 (0)121 415 7073 Shell plc Registered in England and Wales, Company number 4366849 Registered office: Shell Centre, London, SE1 7NA, United Kingdom CONTENTS

3 Shell Notice of Annual General Meeting 2022 Dear Shareholder, I am pleased to invite you to the Company’s Annual General Meeting (“AGM”) which will be held at Central Hall Westminster, Storey's Gate, Westminster, London, SW1H 9NH, United Kingdom on Tuesday May 24, 2022. Building on the learnings from our December General Meeting, the 2022 AGM will be a hybrid meeting. This provides three ways in which shareholders can follow the proceedings: i) attending and participating in person; ii) attending and participating in the webcast by registering through an electronic platform (“virtually attending”); or iii) simply watching the webcast. Details on how to do each of these options are provided in this document on pages 19 to 23. While society continues to cope and live with COVID - 19, and the UK government has now lifted restrictions on public gatherings, we continue to proceed with caution. Therefore, with safety as our priority, we respectfully ask shareholders to take a lateral flow test on the morning of the AGM before they leave their home. In addition, within the AGM venue we will be asking shareholders to wear a face mask/ covering for the duration of the event. These will be provided to shareholders that arrive without one. Further, we will continue to monitor the COVID - 19 situation in the event that this should impact our proceedings. Therefore, we strongly encourage you to register in the “Keep up to date with Shell” section of our website at www.shell.com/investor to receive AGM information including any changes to the AGM format. As in previous years, we strongly encourage our shareholders to submit their proxy voting instructions in advance of the meeting. The primary focus of the AGM will be on the formal business set out in the Notice of Meeting. However, to facilitate the engagement we value with our shareholders, the meeting will include a Question and Answer session, as explained in this Notice. QUESTION AND ANSWER SESSION Our AGM provides an opportunity for shareholders to ask questions about the business set out in this Notice and to raise other matters about the business of the Company. As Chair of the AGM, I will endeavour to ensure that discussions remain relevant and that as many shareholders as possible have the opportunity to speak. The question and answer session during the AGM will allow both shareholders attending physically and virtually an opportunity to pose questions to your Board. BUSINESS OF THE AGM The business to be conducted at the AGM is set out in this Notice with explanatory notes concerning each of the resolutions. Resolutions 1 to 19 represent business which is mainly of a routine nature for a listed company, and your Board recommends that you vote in favour of them. In Resolution 20, the Board is submitting Shell’s own climate - related resolution to shareholders for an advisory vote, requesting shareholders support the progress against Shell's Energy Transition Strategy and vote in favour of Resolution 20 for the reasons set out on page 5. Our full Energy Transition Progress report is available at www.shell.com/agm. We have also received a shareholder resolution (Resolution 21) pursuant to Section 338 of the Companies Act 2006, and your Board recommends that you vote against Resolution 21 for the reasons set out on page 7. The AGM will be conducted in English. DIRECTORS In line with the UK Corporate Governance Code (the "Code"), all Directors will retire at the 2022 AGM and seek reappointment by shareholders, with the exception of Gerrit Zalm who stands down as a Director of the Company at the close of business of the AGM. Shareholders will also be asked to vote on the appointment of Sinead Gorman (Chief Financial Officer). The Board approved Sinead's appointment in February 2022, following the resignation of Jessica Uhl. Sinead succeeded Jessica as Chief Financial Officer from April 1, 2022. The Nomination and Succession Committee recommended Sinead to the Board following a rigorous and thorough succession process. I believe that the Director appointments and reappointments proposed in Resolutions 3 to 13 are in the best interests of the Company. The biographical details of each Director are given on pages 11 to 16. Finally, an overview of the skills and experience represented on the Board is on page 18. I hope you will vote in favour of the Director appointment and re - appointment resolutions. CHAIR’S LETTER FOR THE LATEST AGM NEWS Please register to receive AGM information in the “Keep up to date with Shell” section of our website at www.shell.com/investor , where we will also notify shareholders of future events in 2022. AGM WEBCAST Our webcast will be broadcast live at 10:00 (UK time), 11:00 (Dutch time) on Tuesday May 24, 2022 – the day of the AGM. Shareholders who wish to simply watch the webcast should log on to www.shell.com/ AGM/webcast and follow the online instructions. Shareholders that want to vote or ask questions at the meeting, should access the virtual meeting. Details on each option can be found on pages 19 to 23. VOTING All resolutions for consideration at the AGM will be decided on a poll rather than a show of hands. This means that a shareholder has one vote for every share held. Regardless of whether you simply watch the webcast or virtually attend, we strongly encourage you to vote your shares ahead of the meeting through the medium attributable to the way that you hold your shares. Yours faithfully, SIR ANDREW MACKENZIE Chair March 09, 2022

4 Shell Notice of Annual General Meeting 2022 Notice is hereby given that the Annual General Meeting (“AGM“) of Shell plc (the “Company”) is currently scheduled to be held at Central Hall Westminster, Storey’s Gate, Westminster, London, SW1H 9NH, United Kingdom at 10:00 (UK time), 11:00 (Dutch time) on Tuesday May 24, 2022, for the purposes of considering the following business. At the time of publication of this Notice, it is anticipated that the AGM will proceed as a hybrid meeting. This means that shareholders will be able to join, and participate in the meeting, in person (to the extent this remains possible in accordance with government guidance, which may change after the publication of this Notice) or by attending and participating in the virtual meeting ("virtually attending"). All references to attendance herein mean both virtual and in person attendance. Resolutions numbered 1 to 16 and 20 are being proposed as ordinary resolutions and those numbered 17 to 19 and 21 are being proposed as special resolutions. For ordinary resolutions to be passed, more than half of the votes cast must be in favour of the resolution, while in the case of special resolutions at least three - quarters of the votes cast must be in favour. RESOLUTION 1 That the Company’s annual accounts for the financial year ended December 31, 2021, together with the Directors’ reports and the Auditor’s report on those accounts, be received. RESOLUTION 2 That the Directors’ Remuneration Report, excluding the Directors’ Remuneration Policy, set out on pages 166 to 188 of the Directors’ Remuneration Report, for the year ended December 31, 2021, be approved. RESOLUTION 3 That Sinead Gorman be appointed as a Director of the Company. RESOLUTION 4 That Ben van Beurden be reappointed as a Director of the Company. RESOLUTION 5 That Dick Boer be reappointed as a Director of the Company. RESOLUTION 6 That Neil Carson be reappointed as a Director of the Company. RESOLUTION 7 That Ann Godbehere be reappointed as a Director of the Company. RESOLUTION 8 That Euleen Goh be reappointed as a Director of the Company. RESOLUTION 9 That Jane Holl Lute be reappointed as a Director of the Company. RESOLUTION 10 That Catherine Hughes be reappointed as a Director of the Company. RESOLUTION 11 That Martina Hund - Mejean be reappointed as a Director of the Company. RESOLUTION 12 That Sir Andrew Mackenzie be reappointed as a Director of the Company. RESOLUTION 13 That Abraham (Bram) Schot be reappointed as a Director of the Company. RESOLUTION 14 That Ernst & Young LLP be reappointed as Auditor of the Company to hold office until the conclusion of the next AGM of the Company. RESOLUTION 15 That the Audit Committee be authorised to determine the remuneration of the Auditor for 2022 on behalf of the Board. RESOLUTION 16 That the Board be generally and unconditionally authorised, in substitution for all subsisting authorities, to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company, up to an aggregate nominal amount of €177 million, and to list such shares or rights on any stock exchange, such authorities to apply until the earlier of the close of business on August 24, 2023, and the end of the AGM to be held in 2023 (unless previously renewed, revoked or varied by the Company in a general meeting) but, in each case, during this period, the Company may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the authority had not ended. RESOLUTION 17 That if Resolution 16 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if Section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited: (A) to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities: (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (ii) to holders of other equity securities, as required by the rights of those securities or, as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and (B) to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (A) above) up to a nominal amount of €26.5 million, such power to apply until the earlier of the close of business on August 24, 2023 and the end of the AGM to be held in 2023 but, in each case, prior to its expiry, the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power expires and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not expired. RESOLUTION 18 That the Company be authorised for the purposes of Section 701 of the Companies Act 2006 to make one or more market purchases (as defined in Section 693(4) of the Companies Act 2006) of its ordinary shares of €0.07 each (“ordinary shares”), such authority to be limited: (A) to a maximum number of 758 million ordinary shares less the number of ordinary shares purchased or committed to be purchased pursuant to the authority under Resolution 19; (B) by the condition that the minimum price which may be paid for an ordinary share is €0.07 and the maximum price which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid in respect of ordinary shares on the trading venues where the purchase is carried out, in each case, exclusive of expenses; NOTICE OF ANNUAL GENERAL MEETING

5 Shell Notice of Annual General Meeting 2022 such authority to apply until the earlier of the close of business on August 24, 2023, and the end of the AGM to be held in 2023 but in each case so that the Company may enter into a contract during this period to purchase ordinary shares which will or may be completed or executed wholly or partly after the authority ends and the Company may purchase ordinary shares pursuant to any such contract as if the authority had not ended. RESOLUTION 19 That, for the purposes of Section 694 of the Companies Act 2006, the terms of the buyback contracts proposed to be entered into (in the form produced to the meeting) (“buyback contracts”) for off - market purchases (as defined in Section 693(2) of the Companies Act 2006) by the Company of its ordinary shares of €0.07 each (“ordinary shares”) be and are approved, and the Company be and is authorised to purchase ordinary shares pursuant to any such buyback contract, provided that such authority be limited: (A) to a maximum number of 758 million ordinary shares less the number of ordinary shares purchased or committed to be purchased pursuant to the authority granted at Resolution 18; (B) by the condition that the minimum price which may be paid for an ordinary share is €0.07 and the maximum price which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid in respect of ordinary shares on the trading venues where the purchase is carried out, in each case, exclusive of expenses; such authority to apply until the earlier of the close of business on August 24, 2023, and the end of the AGM to be held in 2023 but in each case so that the Company may enter into a buyback contract to purchase ordinary shares which will or may be completed or executed wholly or partly after the authority ends and the Company may purchase ordinary shares pursuant to any such buyback contract as if the authority had not ended. RESOLUTION 20 Shell's Energy Transition resolution That Shell's Energy Transition Progress for the year 2021, as disclosed in Shell’s Annual Report for the year - ended December 31, 2021 and the Shell Energy Transition Progress Report, which are published on the Shell website ( www.shell.com/agm ), be approved. See below for additional information. RESOLUTION 21 Shareholder resolution The Company has received notice pursuant to the Companies Act 2006 of the intention to move the resolution set forth on page 6 and incorporated herein by way of reference at the Company’s 2022 AGM. The resolution has been requisitioned by a group of shareholders and should be read together with their statement in support of their proposed resolution set forth on page 6. Your Directors consider that Resolution 21 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 21 for the reasons set out on page 7. By order of the Board LINDA M. COULTER Company Secretary March 09, 2022 This Notice of Meeting should be read and construed in conjunction with any amendment or supplement hereto and any documents incorporated herein by reference (see "Documents Incorporated by Reference" on page 2). Other than in relation to the documents which are deemed to be incorporated by reference, the information on websites to which this Notice of Meeting refers does not form part of this Notice. SHELL'S ENERGY TRANSITION RESOLUTION Last year, 88.74% of Shell’s shareholders voted in favour of the Company’s energy transition strategy. Shell is implementing that strategy, and this year it is asking shareholders to vote on its progress. Shell’s Directors believe that the Company has made strong progress. Shell’s energy transition strategy is to accelerate its transformation into a low - and zero - carbon energy business. The Company has set climate targets that it believes are aligned with the more ambitious goal of the UN Paris Agreement on climate change: to limit the increase in the average global temperature to 1.5 ƒ C above pre - industrial levels. These targets cover the short - , medium - , and long - term greenhouse gas emissions of the Company’s operations and our customers’ emissions from the use of energy products (Scope 1, 2, and 3), with the end goal of achieving net - zero emissions by 2050. PROGRESS AGAINST TARGETS In 2021 , the first year of its Powering Progress strategy, Shell set an ambitious new target to reduce absolute emissions from its operations (Scope 1 and 2 ) by 50 % by 2030 , compared with 2016 levels on a net basis . By the end of 2021, it had made good progress with an 18% reduction. The Company also achieved its first short - term target of a 2 - 3% reduction in net carbon intensity by the end of 2021 compared with 2016 levels. The Company took critical investment decisions in the production of low - carbon fuels, solar and wind power and green hydrogen. Shell also made significant changes to its Upstream and Refinery portfolio as it reshaped the organisation and simplified the company and its share structure. Shell believes that for the world to decarbonise, a dramatic change in demand for energy is just as critical as changes to supply. That is why an essential part of Shell’s strategy is working with its customers across different sectors to help reduce their emissions. Last year, it formed partnerships with some of the world’s biggest companies in sectors including aviation, road transport and technology. Shell was the first major energy company to measure progress in transforming its businesses for a lower - carbon future within long - term pay frameworks. REMCO determined in Q1 2022 that the vesting outcome of the element of the 2019 Long - term Incentive Plan weighted to the energy transition should vest at 180%. Securing shareholder support as Shell implements its Powering Progress strategy is good governance. The vote on Shell’s progress towards its targets and plans is purely advisory and will not be binding on its shareholders. The legal responsibility for Shell’s strategy lies with the Board and Executive Committee. Another resolution, proposed by Follow This, is not in line with the Company’s strategy, which is intended to promote the success of the Company and accelerate the energy transition. The Follow This resolution is therefore not in the best interests of the Company’s its shareholders as a whole. CONCLUSION The Company has set ambitious targets in line with the 1.5 ƒ C goal of the Paris Agreement. Its strategy supports an orderly transition, one that maintains the supply of oil and gas where it is still needed, and that accelerates the shift to low - and zero - carbon energy. Your Directors believe that Shell’s Energy Transition Strategy is in the best interests of our shareholders as a whole and wider society. We unanimously recommend that shareholders continue to support Shell’s energy transition strategy by voting for Resolution 20, and by voting against the Follow This proposal, Resolution 21.

SHAREHOLDER RESOLUTION AND SUPPORTING STATEMENT

Shareholders support the company to set and publish targets that are consistent with the goal of the Paris Climate Agreement: to limit global warming to well below 2°C above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5°C.

These quantitative targets should cover the short-, medium-, and long-term greenhouse gas (GHG) emissions of the company's operations and the use of its energy products (Scope 1, 2, and 3).

Shareholders request that the company report on the strategy and underlying policies for reaching these targets and on the progress made, at least on an annual basis, at reasonable cost and omitting proprietary information.

You have our support.

SUPPORTING STATEMENT

The oil and gas industry can make or break the goal of the Paris Climate Agreement. Therefore, shareholders support oil and gas companies to change course by aligning their targets with the goal of the Paris Climate Agreement and investing accordingly.

More and more investors understand this support to be part of their fiduciary duty to protect all their assets in the global economy from devastating climate change.

This fiduciary duty is underpinned by established scientific consensus, growing investor concern, and heightened legal risk.

Scientific consensus

The science is clear. We are truly running out of time; we need deep cuts in emissions this decade.

To address the climate crisis and limit warming to 1.5°C, both the Intergovernmental Panel on Climate Change (IPCC) and the International Energy Agency (IEA) estimate that (net) absolute emissions must be reduced by approximately 40% by 2030. [A]

The IPCC could not be more clear: "unless there are immediate, rapid and large-scale reductions in greenhouse gas emissions, limiting warming to close to 1.5°C or even 2°C will be beyond reach". [B]

The IEA underlined that "There is no need for investment in new fossil fuel supply in our net zero pathway". [C]

Momentum among financial institutions

A growing understanding has emerged among global financial institutions that climate-related risks are a source of financial risk; therefore, limiting global warming is essential to risk management and responsible stewardship of the economy.

Backing from investors that insist on targets for all emissions continues to gain momentum: 2021 saw unprecedented investor support for climate resolutions. In the US, three climate resolutions passed with a historic majority. In Europe, support for climate resolutions continues to build, despite the companies' boards rejecting the climate resolutions by claiming their existing climate targets are sufficient:

	2016	2017	2018	2019	2020	2021
Shell	2.7%	6.3%	5.5%	[A]	14%	30%
BP				8.4%	[A]	21%
Equinor				12% [B]	27% [B]	39% [B]
Total [C]					17%	

[A] resolution withdrawn
[B] percentage of non-governmental votes
[C] filed by institutional investors

Evidently, a growing group of investors insists on unambiguous Paris-consistent targets for all emissions, especially across the energy sector.

Legal risks

There has been a marked increase in climate-based litigation; courts will be more likely to hold those who have made the most significant contributions to climate change to account.

In 2021, a Dutch court ordered Shell to reduce their worldwide emissions (Scope 1, 2, and 3) by 45% by 2030. This indicates that oil and gas companies may have an individual legal responsibility to reduce emissions to address climate change and confirms the risk of liability, including liability for human rights violations.

As such, climate litigation constitutes a significant material risk for the company and its investors; taking the necessary steps now will mitigate this risk and limit future liability.

Net zero and the carbon budget

To limit global warming to 1.5 C, the world can release another 400 GtCO_2 (carbon budget). [D] Current global emissions are estimated at 40 GtCO_2 per year. [E] Therefore, without cuts in emissions, our entire carbon budget to stay within 1.5°C will be exceeded by 2030.

These numbers stress that 'net zero by 2050' is inadequate without "immediate, rapid and large-scale" emissions reductions.

Concluding

To allow maximum flexibility, the company may use whatever metric they deem best suited to set Paris-consistent emissions reductions targets, as long as they lead to absolute emissions reductions consistent with the goal of the Paris Climate Agreement.

We have welcomed the climate ambitions and targets the company has set thus far, especially assuming responsibility for the emissions of its products (Scope 3). We further welcomed the company's 'net-zero by 2050' aspiration. We thank the shareholders that supported these crucial steps by voting for climate targets resolutions in previous years.

We believe that the company could lead and thrive in the energy transition. We therefore encourage you to set targets that are inspirational for society, employees, shareholders, and the energy sector, allowing the company to meet an increasing demand for energy while reducing GHG emissions to levels consistent with the global intergovernmental consensus specified by the Paris Climate Agreement.

You have our support.

[A] IEA Net Zero by 2050 Roadmap (https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf), 2021, page 26; IPCC Sixth Assessment Report, Working Group I, Summary for Policymakers, 2021 (https://www.ipcc.ch/report/ar6/wg1/downloads/report/IPCC_AR6_WGI_SPM_final.pdf), page 13, Box SPM.1 (a), scenario SSP1-1.9.
[B] IPCC Sixth Assessment Report Press Release (https://www.ipcc.ch/2021/08/09/ar6-wg1-20210809-pr/), 9 August 2021.
[C] IEA Net Zero by 2050 Roadmap (https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf), 2021, page 21.
[D] IPCC Sixth Assessment Report, Working Group 1, Summary for Policymakers, 2021 (https://www.ipcc.ch/report/ar6/wg1/downloads/report/IPCC_AR6_WGI_SPM_final.pdf), page 29, Table SPM.2 (1.5°C with a 67% likelihood).
[E] Idem (https://www.ipcc.ch/report/ar6/wg1/downloads/report/IPCC_AR6_WGI_SPM_final.pdf), page 13, Box SPM.1 (a).

6 Shell Notice of Annual General Meeting 2022

7 Shell Notice of Annual General Meeting 2022 DIRECTORS’ RESPONSE Shell has a comprehensive energy transition strategy, supported by shareholders, and is accelerating its transformation into a low - and zero - carbon energy business. The Company has set climate targets that it believes are aligned with the more ambitious goal of the UN Paris Agreement on climate change: to limit the increase in the average global temperature to 1.5 ƒ C above pre - industrial levels. These targets cover the short - , medium - , and long - term greenhouse gas emissions of the Company’s operations and the use of the energy products it produces and sells (Scope 1, 2, and 3), with the end goal of achieving net - zero emissions by 2050. Your Directors believe that Resolution 21, if adopted, could result in unrealistic interim targets that are harmful to the Company’s energy transition strategy and against good governance. We believe that Shell’s energy transition strategy remains robust. We therefore do not consider the Resolution to be in the best interests of the Company and its shareholders as a whole. We unanimously recommend that shareholders vote against this resolution. TARGETS The Follow This resolution and accompanying notes propose targets that we believe are unrealistic. They cite estimates by the Intergovernmental Panel on Climate Change (IPCC) and the International Energy Agency (IEA) that net absolute emissions must be reduced by around 40% by 2030. These estimates include actions by all parts of society. It is unreasonable to require any single company to adopt 2030 targets that go further than even the most progressive pathways to net zero in its sector. The IEA’s Net Zero by 2050 scenario, for example, shows a 35% reduction in emissions from oil combustion, and an 18% reduction in emissions from gas combustion. The European Union's proposed Fit for 55 package calls for a 21 - 22% reduction of emissions in the transport sector by 2030, from 2015 levels. These emissions account for a significant proportion of Shell’s reported Scope 3 emissions. Achieving the IPCC 1.5 ƒ C scenarios come from improvements in the way energy is used, combined with changes to the mix of energy supplied. Your Directors believe that translating the 40% reduction in global carbon emissions raised by Follow This into the same target for both users and providers of all forms of energy in every sector is simplistic and unrealistic. As an energy user and producer, Shell has set a bold target to reduce net absolute emissions from its operations (Scope 1), including the energy it buys and uses (Scope 2), by 50% by 2030, compared with 2016 levels. We are making good progress towards this target with an 18% reduction at the end of 2021, compared with 2016. As an energy provider, Shell has set a target to reduce the net carbon intensity of the energy products it sells by 20% by 2030. We believe that this target is in line with estimates based on the IPCC scenarios which show that the net carbon intensity of the energy mix will need to fall by around 15 - 35% by 2030. We also believe this target takes into account the time needed for energy users to invest in large - scale equipment, and the energy infrastructure changes needed for Shell to deliver more low - and zero - carbon energy. We provide more information about our progress towards our climate targets in our Energy Transition Progress Report SUPPLY AND DEMAND The Follow This resolution focuses solely on changing the supply of energy which is fundamentally different to Shell’s energy transition strategy. Your Directors believe that a dramatic change in demand for energy is just as critical as the required changes to supply for the energy transition to take place. That is why an essential part of Shell’s strategy is working with its customers across different sectors, and advocating progressive government policies, to transform demand and reduce emissions by Shell and its customers. SHELL ENERGY TRANSITION STRATEGY Setting and achieving more ambitious targets to reduce Shell’s net absolute Scope 3 emissions before its customers have changed the way they use energy would mean shrinking Shell’s customer base. It would therefore also mean reducing its participation in the energy transition. The proposed resolution effectively asks Shell to reduce its Marketing business (the main source of Scope 3 emissions reported by Shell), and to hand over retail and global commercial customers to competitors who would likely continue to meet demand for oil and gas products. These measures would reduce Shell’s ability to meet the world’s energy needs today. They would seriously harm Shell’s work with customers to decarbonise different sectors, and limit its effectiveness in playing a leading role in the energy transition in the years to come. They would also affect the company’s financial strength and its ability to generate value for shareholders today and in the future. The resolution is not in line with the strategy proposed by the Directors, which is intended to promote the success of the Company and accelerate the energy transition. It is therefore not in the best interests of our shareholders. The resolution is also against the interests of other stakeholders and wider society because it would restrict the Company’s role in the energy transition and would not reduce the world’s carbon emissions. GOVERNANCE In 2021, shareholders supported Shell’s Energy Transition Strategy with 88.74% of the votes at the Annual General Meeting. The Follow This Resolution calls for new targets that would conflict with this agreed strategy. The Board should not redefine the Company’s energy transition strategy when it is implementing the strategy that it believes promotes the success of the Company, and which has been overwhelmingly supported by shareholders. We are offering shareholders an additional advisory vote on Shell’s progress towards its climate targets, as part of its previously supported Energy Transition Strategy, at the Annual General Meeting in May 2022. The Follow This Resolution also mentions the ruling by The District Court of The Hague that Shell should reduce its total net carbon emissions worldwide by 45% by 2030, compared to 2019 levels. Shell is appealing that decision because, among other things, the court has imposed an obligation that goes further than the world’s most progressive pathways. The Company also questions how it can have a legal obligation to reduce carbon emissions it does not control from customers who are not under a similar legal obligation to reduce their emissions. CONCLUSION The Company has set ambitious targets in line with the 1.5 ƒ C goal of the Paris Agreement. Its strategy supports an orderly transition, one that maintains the supply of oil and gas where it is still needed, and that accelerates the shift to low - and zero - carbon energy. Your Directors believe that Shell’s Energy Transition Strategy is in the best interests of our shareholders and wider society. We unanimously recommend that shareholders continue to support Shell’s energy transition strategy by voting for Resolution 20, and by voting against the Follow This proposal, Resolution 21. DIRECTORS’ RESPONSE TO SHAREHOLDER RESOLUTION Your Directors consider Resolution 21 not to be in the best interests of the Company and its shareholders as a whole. We unanimously recommend that you vote against it. A. For further details please see the Climate change and energy transition chapter starting on page 75 in our 2021 Annual Report, shell - annual - report - 2021.pdf ( https://reports.shell.com/ annual - report/2021/_assets/downloads/shell - annual - report - 2021.pdf ). B. IEA Net Zero by 2050 Roadmap ( https://iea.blob.core.windows.net/assets/deebef5d - 0c34 - 4539 - 9d0c - 10b13d840027/NetZeroby2050 - ARoadmapfortheGlobalEnergySector_CORR.pdf ), 2021, page 26; IPCC Sixth Assessment Report, Working Group I, Summary for Policymakers, 2021 ( https:/ /www.ipc c .ch/report/ar6/wg1/downloads/report/IPCC_AR6_WGI_SPM_final.pdf ), page 13, Box SPM.1 (a), scenario SSP1 - 1.9. C. Shell’s global climate and energy transition policy positions | Shell Global ( https:/ /www.shell.com/sus t ainability/transparency - and - sustainability - reporting/advocacy - and - political - activity/ global - climate - and - energy - transition - policy - positions.html#iframe=L3dlYmFwcHMvYWR2b2NhY3kv )

8 Shell Notice of Annual General Meeting 2022 NOTE TO RESOLUTION 1 Annual Report and Accounts The Board of Directors will present the Company’s annual accounts for the financial year ended December 31, 2021, together with the Directors’ reports and the Auditor’s report on those accounts. NOTE TO RESOLUTION 2 Consideration and approval of the Directors’ Remuneration Report Resolution 2 is an advisory vote and seeks approval for the Directors’ Remuneration Report for the year ended December 31, 2021, excluding the Directors' Remuneration Policy. The Report has been prepared and is laid before the meeting in accordance with the Companies Act 2006. Shareholders approved a resolution at the 2020 AGM in relation to the Directors’ Remuneration Policy. The Company must seek approval for a similar resolution each year unless the policy is left unchanged, in which case shareholder approval need only be sought every three years. The approved policy is shown for information purposes in the Directors’ Remuneration Report, within the Annual Report for the year ended December 31, 2021. NOTE TO RESOLUTION 3 Appointment of Director The Board has proposed the appointment of Sinead Gorman as a Director of the Company. Her biographical details are given on page 12. NOTE TO RESOLUTIONS 4 TO 13 In line with the Code, all Directors will retire at the AGM and seek reappointment by shareholders, with the exception of Gerrit Zalm who stands down as a Director of the Company at the close of business of the AGM. The biographical details of those Directors seeking reappointment are given on pages 11 to 16. Pursuant to the Code, all Non - executive Directors have received performance evaluations and were considered to be effective in their roles and to be committed to making available the appropriate time for Board meetings and other duties. Please see the summary of the 2021 Board evaluation on page 17. A full overview of the Board evaluation can be found on pages 139 and 140 of the Annual Report for the year ended December 31, 2021. The Board recommends that you support the appointment of Sinead Gorman and the reappointment of each of the retiring Directors standing for reappointment at the AGM. NOTE TO RESOLUTIONS 14 AND 15 Reappointment of Auditor and determination of Auditor’s remuneration The Company is required to appoint an Auditor for each financial year of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company. Resolution 14 proposes the reappointment of Ernst & Young LLP as the Company’s Auditor and Resolution 15 seeks authority for the Audit Committee to determine their remuneration on behalf of the Board. NOTE TO RESOLUTION 16 Authority to allot shares This resolution would give the Directors the authority to allot ordinary shares or grant rights to subscribe for or to convert any securities into ordinary shares up to an aggregate nominal amount equal to €177.0 million (representing 2,529,844,402 ordinary shares of €0.07 each). This amount represents approximately one - third of the issued ordinary share capital of the Company as at March 09, 2022, the latest practicable date prior to publication of this Notice. The Company does not hold any shares in treasury as at the date of this Notice. This authority complies with the guidelines issued by institutional investors. The Directors’ authority under this resolution will expire at the earlier of the close of business on August 24, 2023, and the end of the AGM of the Company to be held in 2023. The Directors have no present intention to exercise the authority sought under this resolution, however the full authority gives the Directors flexibility to take advantage of business opportunities as they arise. NOTE TO RESOLUTION 17 Disapplication of pre - emption rights This resolution will be proposed as a special resolution, which requires at least three - quarters of the votes cast to be in favour. It would give the Directors the authority to allot ordinary shares (or sell any ordinary shares which the Company elects to hold in treasury) for cash without first offering them to existing shareholders in proportion to their existing shareholdings. This authority would be, similar to previous years, limited to allotments or sales in connection with pre - emptive offers to ordinary shareholders and offers to holders of other equity securities, if required by the rights of those securities or as the Board otherwise considers necessary, or otherwise up to an aggregate nominal amount of €26.5 million (representing 379.4 million ordinary shares of €0.07 each). This aggregate nominal amount represents, in accordance with institutional investor guidelines, approximately 5% of the issued ordinary share capital of the Company as at March 09, 2022, the latest practicable date prior to publication of this Notice. In respect of this aggregate nominal amount, the Directors confirm their intention to follow the provisions of the Pre - Emption Group’s Statement of Principles regarding cumulative usage of authorities within a rolling three - year period without prior consultation with shareholders. The authority will expire at the earlier of the close of business on August 24, 2023, and the end of the AGM of the Company to be held in 2023. The Directors have no immediate plans to make use of this authority. NOTE TO RESOLUTION 18 AND 19 Authority to make on and off market purchases of ordinary shares Resolutions 18 and 19 would allow the Company to buy back its own ordinary shares via methods permitted by the Companies Act 2006. Resolution 18 would allow the Company to buy back its ordinary shares by way of on - market purchases on a recognised investment exchange pursuant to section 701 of the Companies Act 2006. However, as Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe are not recognised investment exchanges for the purposes of section 693(2) of the Companies Act 2006, buybacks conducted on these exchanges do not qualify as "on - market" purchases. Therefore, approval of off - market purchases is sought under Resolution 19 to enable share buybacks of shares on these exchanges. EXPLANATORY NOTES ON RESOLUTIONS

9 Shell Notice of Annual General Meeting 2022 The Directors regard the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company, and therefore consider it to be desirable to have the authority to make purchases by way of on market purchases under Resolution 18 and / or off - market purchases under Resolution 19 (the latter of which, as described above, only covers open - market buybacks of ordinary shares on Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe) to have increased flexibility in conducting buybacks of ordinary shares. The Directors will only repurchase ordinary shares under the authority sought under Resolutions 18 or 19 when, in the light of prevailing market conditions, they consider that such purchases would result in an increase in earnings per share and would be in the best interests of the shareholders generally. There can be no certainty as to whether the Company will repurchase any of its ordinary shares, or as to the amount of any such buybacks or the prices at which such buybacks may be made. The Board is making no recommendation as to whether shareholders should sell their ordinary shares in the Company. The Company purchased 22.9 million ordinary shares in the period from the last AGM to March 09, 2022, under the existing authority to make market purchase of ordinary shares. Ordinary shares purchased by the Company pursuant to the authority sought under Resolutions 18 and 19 will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself. The Company currently has no ordinary shares in treasury. The Company has no warrants in issue in relation to its ordinary shares and no options to subscribe for its ordinary shares outstanding . Authority to make on - market purchases of ordinary shares Under Resolution 18, authority is sought to allow the Company to buy back its own ordinary shares by way of market purchases (as such term is defined in section 693(4) of the Companies Act 2006), in accordance with specific procedures set out in the Companies Act 2006. This resolution will be proposed as a special resolution, which requires at least three - quarters of the votes cast to be in favour. Authority is sought for the Company to purchase up to 10% of its issued ordinary shares (excluding any treasury shares), less any ordinary shares repurchased under any authority granted under Resolution 19, renewing the authority granted by the shareholders at previous AGMs. The minimum price, exclusive of expenses, which may be paid for an ordinary share is €0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid in relation to ordinary shares on the trading venues where the purchase is carried out. The authority will expire at the earlier of the close of business on August 24, 2023, and the end of the AGM of the Company to be held in 2023. Authority to make off - market purchases of ordinary shares Under Resolution 19, authority is sought to allow the Company to buy back its own ordinary shares by way of off - market purchases (as such term is defined in section 693(2) of the Companies Act 2006) on Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe. This authority is necessary in addition to that under Resolution 18 because, for the purposes of the Companies Act 2006, any repurchase of ordinary shares through Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe constitutes an “off - market” transaction. As such, these buybacks may only be made pursuant to a form of buyback contract (a “buyback contract”), the terms of which have been approved by shareholders in accordance with section 694 of the Companies Act 2006. This resolution will be proposed as a special resolution, which requires at least three - quarters of the votes cast to be in favour. Authority is sought for the Company to purchase up to 10% of its issued ordinary shares (excluding any treasury shares), less any ordinary shares repurchased under any authority granted under Resolution 18. The Company is seeking approval of the terms of two forms of buyback contract, which are in all material respects identical to each other apart from the fee structure, with the two forms of contract reflecting a brokerage commission fee structure and a discount to volume weighted average price fee structure respectively: ■ under the brokerage commission structure, the fees payable to the programme bank for the engagement take the form of a brokerage commission, based on the number of shares repurchased by the programme bank. The level of brokerage commission will be determined at the time the buyback contract is executed; and ■ under the volume weighted average price fee structure, the fees payable to the programme bank for the engagement will be based upon the pricing achieved by the programme bank for such repurchases, as compared to an agreed discount to the volume weighted average price of the ordinary shares. The discount to the volume weighted average price will be determined at the time the buyback contract is executed. In addition, details such as the term of the buyback contract and the maximum number of ordinary shares to be purchased pursuant to a buyback contract during such term will be also be determined at the time of execution of a buyback contract.

10 Shell Notice of Annual General Meeting 2022 Your Directors consider that Resolutions 1 to 20 are in the best interests of the Company and its shareholders as a whole. The Directors therefore unanimously recommend that you vote in favour of Resolutions 1 to 20. However, they consider that Resolution 21 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 21 for the reasons set out on page 7. The minimum price, exclusive of expenses, which may be paid for an ordinary share pursuant to a buyback contract is €0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share pursuant to a buyback contract is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid in relation to ordinary shares on the trading venues where the purchase is carried out. Each buyback contract also annexes a form of proposal, which would be the means by which the programme banks would respond to invitations to bid for a particular buyback tranche from time to time during the term of the authorisation sought under Resolution 19. The buyback contracts are proposed to be entered into with any of Citigroup Global Markets Limited, Exane SA, Goldman Sachs International, Morgan Stanley & Co. International PLC and Natixis. However, due to the settlement arrangements for shares traded on Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe, the member who would hold any shares to be purchased under the buyback contracts would in each case be either Euroclear Nederland or Euroclear Bank. Copies of the buyback contracts will be made available for Shareholders to inspect at the Company’s registered office at Shell Centre, London, SE1 7NA during normal business hours on any weekday (public holidays excluded, and as allowed by law) from the publication of this Notice until the conclusion of the 2022 AGM. Copies of the buyback contracts will also be available for inspection at the AGM. Under the Companies Act 2006, the Company must seek authorisation for share repurchase contracts and counterparties at least every five years. However, the authority sought under Resolution 19 will expire at the earlier of the close of business on August 24, 2023, and the end of the AGM of the Company to be held in 2023. NOTE TO RESOLUTION 20 Shell's Energy Transition Strategy Resolution 20 is an advisory vote seeking approval of Shell's Energy Transition Progress Report as published on the Shell website www.shell.com/agm and incorporated in this Notice by reference. The Board is fully aligned with this strategy and believes it will deliver value for our shareholders, our customers and wider society. Voting in favour of this resolution shows support for both the Company and how it is progressing its Energy Transition Strategy. The Shell Energy Transition Strategy and the progress report, are also available for inspection, please see page 21 for further information. NOTE TO RESOLUTION 21 Shareholder Resolution Resolution 21 is a special resolution and has been requisitioned by a group of shareholders. It should be read together with their statement in support of their proposed resolution. The shareholder resolution and supporting statement is given on page 6 and the Directors’ response is given on page 7. Your Directors consider that voting in favour of Resolution 21 is not in the best interests of the Company and its shareholders as a whole and believe it would hinder the Company's progress on its Energy Transition Strategy. Thus, voting for Resolution 20 and against Resolution 21 shows support of both the Company and how it is progressing its Energy Transition Strategy. EXPLANATORY NOTES ON RESOLUTIONS continued

11 Shell Notice of Annual General Meeting 2022 DIRECTORS’ BIOGRAPHIES Career Sir Andrew Mackenzie was appointed Chair of the Board of Shell plc with effect from May 18, 2021. Sir Andrew joined BHP, the world’s largest mining company, in 2008, and served as Group CEO from 2013 to 2019, when he systematically simplified and strengthened the business, and created options for the future. He also made BHP the first miner to pledge to tackle emissions caused when customers use its products. From 2004 to 2007 at Rio Tinto, he was Head of Industrial Minerals, then Head of Industrial Minerals and Diamonds. Prior to this, Sir Andrew spent 22 years with BP, joining in 1982 in research and development, followed by international operations and technology roles across most business streams and functions – principally in exploration and production, and petrochemicals, including as Chief Reservoir Engineer and Chief Technology Officer. Latterly he was Group Vice President for Chemicals in the Americas, then Olefins and Polymers globally. From 2005 to 2013 Sir Andrew served as a Non - executive Director of Centrica . He has also served on many not - for - profit boards, including public policy think - tanks in the UK and Australia . He was knighted in 2020 for services to business, science, technology and UK - Australia relations . Relevant skills and experience Sir Andrew is a highly experienced leader who has managed major international FTSE 100 businesses, and has more than 30 years’ experience in the oil and gas, petrochemicals and minerals industry . Following early academic distinction, Sir Andrew made important contributions to geochemistry, including groundbreaking methods for oil exploration and recovery . He was recognised as “one of the world’s most influential earth scientists” and made a Fellow of the Royal Society in 2014 . Having lived and worked on five continents, Sir Andrew has applied his deep understanding of the energy business and geopolitical outlook to create public - private partnerships and advise governments around the world. As an earth scientist, Sir Andrew has consistently pursued sustainable action on climate change in the interests of access to affordable energy and global development. Sir Andrew has brought the wealth of his experience and insights to Shell, where his expertise has been helping Shell navigate the energy transition. Sir Andrew is also a committed champion of gender balance, the rights of indigenous peoples, and of the power of large companies to support social change – all of which align closely with Shell’s purpose, strategy and values. In June 2021 , Sir Andrew was appointed the chair of UK Research and Innovation . Sir Andrew has been tasked with driving forward the government’s ambitious research and innovation agenda . SIR ANDREW MACKENZIE Chair Tenure Chair – Nine months (appointed Chair May 18, 2021) On Board – one year and five months (appointed October 1, 2020) Board committee membership Chair of the Nomination and Succession Committee Outside interests/commitments Fellow of the Royal Society (FRS) Chair of UK Research and Innovation (UKRI) Age Nationality 65 British Career Euleen is an Associate of the Institute of Chartered Accountants in England and Wales, a Fellow of the Singapore Institute of Chartered Accountants, and has professional qualifications in banking and taxation. She has held various senior management positions within Standard Chartered Bank and was Chief Executive Officer of Standard Chartered Bank, Singapore, from 2001 until 2006. She is also a Fellow of the Singapore Institute of Directors. She has also held non - executive appointments on various boards including Aviva plc, MediaCorp Pte Ltd, Singapore Airlines Ltd, Singapore Exchange Ltd, Standard Chartered Bank Malaysia Berhad, Standard Chartered Bank Thai plc, CapitaLand Ltd, Temasek Trustees Pte Ltd, DBS Bank Ltd and DBS Group Holdings Ltd. She was previously Non - executive Chair of the Singapore International Foundation, and Chair of International Enterprise Singapore and the Accounting Standards Council, Singapore. Relevant skills and experience Euleen’s current roles as chair of the board of directors of various international organisations provide significant experience in the area of strategy development and international businesses. She is highly regarded both externally and within Shell as a champion of diversity. She consistently, but constructively challenges the Board and management to continue to progress in this area. Based in Singapore and having been Chair of the Risk Committee of the largest bank in Southeast Asia, Euleen is close to key emerging/growth markets for our business. Euleen’s risk management expertise has elevated the Board’s deep deliberations around risk governance, and her voice is regularly heard on discussions regarding appropriate risk appetite. Her extensive travel around the world through her various executive and non - executive roles, has equipped her with broad geopolitical insight and significant knowledge of operating in the Asian markets. Euleen uses her financial acumen and advocacy for diversity to pose probing and insightful questions, both in and beyond the boardroom. This contributes to well - rounded, incisive and inclusive Board discussions. EULEEN GOH Deputy Chair and Senior Independent Director Tenure Seven years and six months (appointed September 1, 2014). Euleen was appointed Deputy Chair and Senior Independent Director on May 20, 2020. Board committee membership Member of the Nomination and Succession Committee and member of the Remuneration Committee Outside interests/commitments Chair of SATS Ltd. Trustee of the Singapore Institute of International Affairs Endowment Fund. Chair of the Singapore Institute of Management Pte Ltd and Non - executive Director of Singapore Health Services Pte Ltd, both of which are not - for - profit organisations. Euleen was appointed as a Member of the Singapore Public Service Commission on April 1, 2021. Age Nationality 66 Singaporean

12 Shell Notice of Annual General Meeting 2022 DIRECTORS’ BIOGRAPHIES continued SINEAD GORMAN Chief Financial Officer Tenure Appointed April 1, 2022 Board committee membership N/A Outside interests/commitments – Age Nationality 44 British Career Sinead was previously Executive Vice President, Finance, in Shell’s global Upstream business. She started her career as a civil engineer before moving into finance roles when she joined Shell in 1999. Since then, she has held several increasingly senior finance positions across Shell in Europe, North America and globally. Relevant skills and experience Sinead is a highly respected finance executive with more than 22 years’ experience of working for Shell . She has built a deep understanding of finance across the industry, spanning a wide range of businesses, and possesses a breadth of experience in trading, new business development and capital projects . Sinead has held regional and global finance leadership roles across Europe and the USA, and latterly, in Shell’s Upstream, Integrated Gas and Renewables and Energy Solutions businesses, and in Projects & Technology and Corporate. Highly regarded for her commercial abilities and external focus, Sinead has a strong track record in cost leadership, principle - based decision making, detailed capital stewardship and paying close attention to the performance of the bottom line. Career Ben was Downstream Director from January to September 2013. Before that, he was Executive Vice President Chemicals from 2006 to 2012. In this period, he also served on the boards of a number of leading industry associations, including the International Council of Chemicals Associations and the European Chemical Industry Council. Previously, he held a number of operational and commercial roles in Upstream and Downstream, including Vice President Manufacturing Excellence. He joined Shell in 1983, after graduating with a master’s degree in chemical engineering from Delft University of Technology, the Netherlands. Relevant skills and experience Ben has more than 38 years’ experience of working for Shell. He has built a deep understanding of the industry and has proven management experience in technical and commercial roles. Ben has led Shell to build resilience and deliver strong financial results. In 2016, he steered the Company through the acquisition and integration of the BG Group, which accelerated Shell’s business strategy and led to a streamlining divestment programme of $30 billion of non - core assets. Under his leadership, Shell has positioned itself to help tackle climate change. Shell has set a target of becoming a net - zero emissions energy business by 2050. In 2020, in the unprecedented circumstances of the COVID - 19 pandemic, Shell took decisive action to maintain its financial resilience. Ben also led plans for a strategic reorganisation, which took effect in August 2021. This was aimed at setting Shell up to succeed in the energy transition by making the business nimbler and better able to respond to customers. In February 2021, Shell set out Powering Progress, a detailed strategy which describes our commitments under four goals: generating shareholder value, achieving net - zero emissions, powering lives and respecting nature. In November 2021, the Company announced a simplification of its structure. As a result, Ben has relocated to the UK. BEN VAN BEURDEN Chief Executive Officer Tenure Eight years and two months (appointed January 1, 2014) Board committee membership N/A Outside interests/commitments Ben joined the Supervisory Board of Daimler AG as a Non - executive Director in April 2021. Age Nationality 63 Dutch

13 Shell Notice of Annual General Meeting 2022 Career Dick was President and Chief Executive Officer of Ahold Delhaize from 2016 to 2018. Prior to the merger between Ahold and Delhaize, he served as President and CEO of Royal Ahold from 2011 to 2016. From 2006 to 2011 he was a member of the Executive Board of Ahold and served as Chief Operating Officer of Ahold Europe from 2006 to 2011. Dick joined Ahold in 1998 as CEO of Ahold Czech Republic and was appointed President and CEO of Albert Heijn in 2000. In 2003, he also became President and CEO of Ahold’s Dutch businesses. Prior to joining Ahold, Dick spent more than 17 years in various retail positions, for SHV Holdings N.V. in the Netherlands and abroad, and for Unigro N.V. Relevant skills and experience Dick is a highly regarded, recently retired chief executive, who has a deep understanding of brands and consumers, and extensive knowledge of the US and European markets, from his time leading one of the world’s largest food retail groups. He brings a career’s worth of experience at the forefront of retailing and customer service, which extended in more recent years to e - commerce and the digital arena. This experience is most timely as Shell focuses on the growth of our marketing businesses and increasing consumer choices in energy products. Dick is a balanced leader with sound business judgement and a proven track record in strategic delivery, evidenced by the combination of Ahold and Delhaize. He also has a passion for sustainability and is well aware of the importance of the various stakeholder interests in this area. DICK BOER Independent Non - executive Director Tenure One year and nine months (appointed May 20, 2020) Board committee membership Member of the Audit Committee and member of the Nomination and Succession Committee Outside interests/commitments Non - executive Director of Nestlé and SHV Holdings; Chair of the Advisory Board for G - Star RAW; Chair of the Supervisory Board of Royal Concertgebouw; Chair of Rijksmuseum Fonds Age Nationality 64 Dutch Career Neil is a former FTSE 100 chief executive. After completing an engineering degree, Neil joined Johnson Matthey in 1980 where he held several senior management positions in the UK and the USA, before being appointed Chief Executive Officer in 2004. Since retiring from Johnson Matthey in 2014, Neil has focused his time on his non - executive roles. He was Chair of TT Electronics plc from 2015 until May 6, 2020. Relevant skills and experience Neil is highly experienced, has a broad industrial outlook and a highly commercial approach with a practical perspective on businesses. He brings a track record of strong operational exposure, familiarity with capital - intensive business and a first - class international perspective on driving value in complex environments. Neil was awarded an OBE for services to the chemical industry in 2016. Neil uses his current and past experience in non - executive positions to bring fresh insight and industry understanding to Board discussions. He has also provided valuable insight based on his former executive position and operational experience. Neil was appointed Chair of the Remuneration Committee on May 20, 2020. NEIL CARSON OBE Independent Non - executive Director Tenure Two years and nine months (appointed June 1, 2019) Board committee membership Chair of the Remuneration Committee and member of the Safety, Environment and Sustainability Committee Outside interests/commitments Non - executive Chair of Oxford Instruments plc Age Nationality 64 British

14 Shell Notice of Annual General Meeting 2022 DIRECTORS’ BIOGRAPHIES continued Career Ann started her career with Sun Life of Canada in 1976 in Montreal, Canada. She joined M&G Group in 1981, where she served as Senior Vice President and Controller for both life and health, and property and casualty businesses throughout North America. She joined Swiss Re in 1996, after it acquired the M&G Group, and served as Chief Financial Officer from 2003 to 2007. From 2008 to 2009, she was interim Chief Financial Officer and an Executive Director of Northern Rock bank in the initial period following its nationalisation. Ann has also held several non - executive director positions at Prudential plc, British American Tobacco plc, UBS AG, and UBS Group AG. Ann served as a non - executive director of Rio Tinto plc and Rio Tinto Limited until May 2019, and she was also Senior Independent Director of Rio Tinto plc. In January 2021, Ann joined the Board of the newly formed Stellantis NV, and she chairs its Audit Committee. Relevant skills and experience Ann is a former CFO, a Fellow of the Institute of Chartered Professional Accountants, and has more than 25 years of experience in the financial services sector. She has worked her entire career in international business and has lived in or served on boards in nine countries. Ann makes significant contributions and adds exceptional value by bringing both her extensive experience and a global perspective to Board discussions. Ann’s long and varied international business career powered by her financial acumen is reflected in the insights and constructive challenges she brings to the boardroom. As Audit Committee Chair, Ann leverages her background to ensure robust discussions are consistently held as the Audit Committee delivers its remit. Career Jane was President and Chief Executive Officer of the North American operations of SICPA security inks from 2017 to 2021, when she assumed the role of Non - executive strategic director. From 2018 to 2021, Jane was a Non - executive Director of Atlas Air Worldwide Holdings Inc. In 2013 Jane established and led the Council on CyberSecurity, an independent, expert not - for - profit organisation with a global scope, committed to the security of an open internet. From 2015 to 2016 Jane held the role of Chief Executive Officer of the Center for Internet Security, an independent not - for - profit organisation that works to improve cyber security worldwide. Before this, from 2009 to 2013 Jane served as Deputy Secretary of the US Department of Homeland Security, functioning as the Chief Operating Officer for the third - largest US Federal department. From 2003 to 2009 she held various roles at the United Nations, including Acting Under - Secretary and Assistant Secretary - General for Peacekeeping, Field Support and Peacebuilding. She also served as Executive Vice President and Chief Operating Officer of the United Nations Foundation and Better World Fund. In recent years, Jane has returned to working with the United Nations, serving as a Special Adviser to the Secretary - General. Jane started her career in the US Army in 1978, serving in Berlin during the Cold War, on the US Central Command Staff during Operation Desert Storm, and on the National Security Council Staff under Presidents George H.W. Bush and William J. Clinton. After retiring from the Army in 1994, she joined the Carnegie Corporation as an Executive Director of its Commission on Preventing Deadly Conflict. Relevant skills and experience Jane is a proven and effective leader, who has held significant leadership roles in public service, the military and the private sector. She brings a wealth of expertise in matters of public policy, cyber security and risk management to our Board. She has also made significant contributions to strategic discussions and overseeing the day - to - day business and management of a significant public security department. Jane is an experienced board director, having served on the boards of large - market - capitalisation companies since 2016. These appointments have provided her with wide experience and given her business perspectives across different sectors and geographical regions. She has also served on various committees including those which focus on audit, environmental and sustainability, nomination and governance issues. JANE HOLL LUTE Independent Non - executive Director Tenure Nine months (appointed May 19, 2021) Board committee membership Member of the Audit Committee On March 9, 2022, the Board announced that Jane would step down from her role on the Audit Committee and had been appointed a member of the Safety, Environment and Sustainability Committee, with effect from the conclusion of the 2022 Annual General Meeting (AGM). Outside interests/commitments Non - executive Director of Marsh and McLennen and the Union Pacific Corporation Age Nationality 65 US citizen ANN GODBEHERE Independent Non - executive Director Tenure Three years and nine months (appointed May 23, 2018) Board committee membership Chair of the Audit Committee, and member of the Nomination and Succession Committee Outside interests/commitments Non - executive Director and audit committee chair of Stellantis N.V., Fellow of the Institute of Chartered Professional Accountants and a Fellow of the Certified General Accountants Association of Canada. Age Nationality 66 Canadian and British

15 Shell Notice of Annual General Meeting 2022 Career Catherine was Executive Vice President International at Nexen Inc. from January 2012 until her retirement in April 2013, where she was responsible for all oil and gas activities including exploration, production, development and project activities outside Canada. She joined Nexen in 2009 as Vice President Operational Services, Technology and Human Resources. Prior to joining Nexen Inc., she was Vice President Oil Sands at Husky Oil from 2007 to 2009 and Vice President Exploration & Production Services, from 2005 to 2007. She started her career with Schlumberger in 1986 and held key positions in various countries, including France, Italy, Nigeria, the UK and the USA, and was President of Schlumberger Canada Ltd for five years. Catherine has also held several non - executive director positions at SNC - Lavalin Group Inc, Statoil ASA and Precision Drilling Inc. Relevant skills and experience Catherine contributes through her knowledge of industry and the ease with which she engages with other Directors and managers in the boardroom. With over 30 years of oil and gas sector experience, she brings a geopolitical outlook and deep understanding of the industry. An engineer by training, she has also spent a significant part of her career working in senior human resources roles. The Board highly regards her perspectives on our industry and our most important asset, our people. Catherine has a strong track record of executing operational discipline with a focus on performance metrics and a continual drive for excellence. Her knowledge of the technology underpinning oil and gas operations, logistics, procurement and supply chains benefits the Board greatly as it considers various projects and investment or divestment proposals. She also uses her industry knowledge – combined with her commitment to the highest standards of corporate governance and safety, ethics and compliance – in her role as Chair of our Safety, Environment and Sustainability Committee, while using her human resources experience in her membership of the Remuneration Committee. CATHERINE J. HUGHES Independent Non - executive Director Tenure Four years and nine months (appointed June 1, 2017) Board committee membership Chair of the Safety, Environment and Sustainability Committee and member of the Remuneration Committee Outside interests/commitments – Age Nationality 59 Canadian and French Career Martina was Chief Financial Officer of Mastercard Inc. from 2007 to 2019. From 2002 to 2007 she was Senior Vice President, Corporate Treasurer at Tyco International Ltd. and from 2000 to 2002 she was Senior Vice President, Treasurer at Lucent Technologies. Prior to this, Martina spent 12 years with General Motors, undertaking a number of senior roles within their finance operations. Relevant skills and experience Originally from Germany, Martina has spent 30 years in the USA and is an experienced global executive. Her financial and operational leadership of technology - focused companies is extremely relevant as Shell explores new technology - enabled business models. Martina also brings diverse sector experience to the Board, most recently from operating at a large global organisation in the highly regulated finance industry. Martina is known for her straightforward and direct approach. She maintains the highest standards of leadership, strategic thinking and financial stewardship. She also has a strong track record as a mentor and in promoting diversity. Martina’s deep financial knowledge and unique perspective also enable her to make robust, demanding and constructive challenges to our investment considerations to help ensure that our projects are aligned with our strategic intent . MARTINA HUND - MEJEAN Independent Non - executive Director Tenure One year and nine months (appointed May 20, 2020) Board committee membership Member of the Audit Committee Outside interests/commitments Non - executive Director of Prudential Financial Inc., Colgate - Palmolive Company, and Truata Ltd. Age Nationality 61 German and US citizen

16 Shell Notice of Annual General Meeting 2022 DIRECTOR RETIREMENTS RETIREMENTS IN 2021 DIRECTORS’ BIOGRAPHIES continued CHARLES O. HOLLIDAY Retired: May 18, 2021. In line with best practice, Chad chose not to seek re - election at the 2021 AGM following 10 years of service. SIR NIGEL SHEINWALD Retired: May 18, 2021. In line with best practice, Sir Nigel chose not to seek re - election at the 2021 AGM following completion of his third three - year term and retired from the Board. Career Bram has been a member of the group Board of Volkswagen AG, responsible for the Premium Car Group, CEO of Audi AG, Chair of Lamborghini and Ducati, responsible for the VW group Commercial Operations and Vice - Chair of Porsche Holding Salzburg. From 2011 to 2016 he was a Member of the Board of Volkswagen CV, Executive Vice President responsible for Global Marketing, Sales & Services, New Business Models. In 2017 he became a member of the Board of Audi AG. From 2006 to 2011 Bram was President & CEO of Daimler/Mercedes - Benz Italia & Holding S.p.A. From 2003 to 2006 he was President & CEO of DaimlerChrysler in the Netherlands. Prior to this, Bram held a number of Director and senior leadership roles within Mercedes - Benz in the Netherlands, having joined the business in 1987 on an executive management programme. Relevant skills and experience Bram has over 30 years’ experience working in the automotive industry at all levels of the business. He gained a wealth of knowledge on far - reaching cost optimisation programmes at Audi AG. These helped transform the car company into a provider of electric vehicles that could offer sustainable mobility and succeed in the energy transition. He is well placed to leverage this knowledge in the Shell boardroom as Shell navigates its own transformation and pathway through the energy transition. Bram has strong principles and regards integrity and compliance as the basis for doing business. His studies have encompassed innovation and organisational effectiveness, geopolitical environments, shareholder value, corporate social responsibility and risk management, in several countries, which are all highly valued management tools and are evident in the questions he raises in the boardroom . ABRAHAM SCHOT Independent Non - executive Director Tenure One year and five months (appointed October 1, 2020) Board committee membership Member of the Safety, Environment and Sustainability Committee On March 9, 2022, the Board announced that Bram would be appointed a member of the Remuneration Committee, with effect from the conclusion of the 2022 Annual General Meeting (AGM). Outside interests/commitments The Board of Signify N.V. has proposed to its shareholders that Bram join its supervisory board. Signify shareholders are scheduled to vote on this proposal at its AGM scheduled to be held on May 17, 2022. Age Nationality 60 Dutch

17 Shell Notice of Annual General Meeting 2022 BOARD EVALUATION The 2021 Board evaluation was facilitated internally, led by the Nomination and Succession Committee and managed by the Company Secretary. The evaluation was delivered through the use of Board, Board Committee and Executive Committee questionnaires. The feedback from Board Directors was positive throughout their responses to the evaluation . The feedback focussed on Board dynamics, Board oversight, management and focus of meetings, and stakeholder oversight . A report was compiled based on the information and views supplied by the Board and Executive Committee questionnaire responses. A separate report was also produced in relation to the evaluation of the Chair and made available to the Deputy Chair only. Conclusions were discussed with the whole Board. At its meeting in December 2021, the performance of the Board as a whole was also discussed by the Nomination and Succession Committee. Planned enhancements were discussed by the Board and are provided in the Annual Report. Priorities for 2022 include monitoring execution and implementation of the Powering Progress strategy/stratgic direction/energy transition, external engagement, the financial framework, and the completion of improvement items already in progress. The Deputy Chair discussed the evaluation report on the Chair's performance with the other Directors. The Chair was rated very highly by the Board, noting his strong start to the role under difficult circumstances, with the COVID - 19 pandemic limiting opportunities for face - to - face interaction. Directors praised his clear communication skills. The Chair's management of the individual input of Directors, both inside and outside Board meetings, and his ability to keep agendas focused with sufficient time for full discussion was highly rated. His availability to individual Directors was also valued and appreciated. A full overview of the Board evaluation can be found within the Governance section of the Annual Report for the year ended December 31, 2021. Career Linda was General Counsel of the Upstream Americas business and Head of Legal US, based in the USA, from 2014 to 2016. Previously, she was Group Chief Ethics and Compliance Officer, based in the Netherlands, from 2011 to 2014. Since joining Shell in 1995, she has also held a variety of legal positions in the Shell Oil Company in the USA, including Chemicals Legal Managing Counsel and other senior roles in employment, litigation, and commercial practice. Relevant skills and experience Linda is our Company Secretary and plays an important role as Shell’s General Counsel Corporate, overseeing corporate legal teams in Canada, the Netherlands, the UK and the USA. The various legal roles Linda has undertaken at our headquarters, and in supporting both the Upstream and Downstream businesses, have provided her with a strong understanding of our global operations and people. Her experience of engaging with the Board in previous roles, coupled with her broad understanding and engagement across Shell’s businesses and functions, helps to ensure that the right matters come to the Board at the right time. LINDA M. COULTER Company Secretary Tenure Five years and two months (appointed January 1, 2017) Age Nationality 54 US citizen

18 Shell Notice of Annual General Meeting 2022 BOARD DIVERSITY DIRECTOR INDEPENDENCE All the Non - executive Directors are considered by the Board to be independent in character and judgement. The Chair is not subject to the Code’s independence test other than on appointment. ETHNIC DIVERSITY The Board is satisfied that it currently meets the recommendation from the Parker Review. The information in the tables above reflect those standing for election/re - election at the 2022 Annual General Meeting. Non - executive Director sector experience Director nationality BOARD DIVERSITY ATTENDANCE The Board met 12 times during 2021. One meeting was physically held in The Hague, the Netherlands and one meeting was physically held in London, United Kingdom. The remainder were held via videoconference in the context of COVID - 19 circumstances. Attendance during 2021 for all Board meetings is given in the table opposite [A] . The table reflects the directors that were on the Board in the year ending December 31 , 2021 that are standing for re - election. [A] For attendance at Committee meetings during the year, please refer to individual Committee Reports. [B] Jane Holl Lute joined the Board in May 2021. Board member Meetings attended Ben van Beurden Dick Boer Neil Carson Ann Godbehere Euleen Goh Jane Holl Lute [B] Catherine J. Hughes Martina Hund - Mejean Sir Andrew Mackenzie Bram Schot 12/12 12/12 12/12 12/12 12/12 9/9 12/12 12/12 12/12 12/12 Gender diversity Female Male 45% 55% Regulatory, Government affairs, Public policy Oil & gas, Extractives, Energy Strategy development Engineering, Industrial Consumer, Marketing Accounting and Finance 60% 70% 80% 90% 90% 50% British Dutch American Canadian Singaporean German 9% 9% 18% 9% 27% 27% Non - executive Director tenure (years) 0 - 3 4 - 6 7 - 9 13% 25% 63%

19 Shell Notice of Annual General Meeting 2022 Shareholders with registered shares in their own name or holding their shares through the Shell Corporate Nominee ■ Registered holders of shares or shareholders who hold their shares in the Shell Corporate Nominee, or their duly appointed representatives, are entitled to attend, speak and vote at the AGM. ■ Entitlement to attend and vote at the AGM will be determined by reference to the Company’s Register of Members. In order to attend and vote at the AGM, a person must be entered on the Register of Members or the register of the Shell Corporate Nominee no later than 18:30 (UK time), 19:30 (Dutch time) on Friday May 20, 2022. A shareholder’s voting entitlement will depend on the number of shares held at that time. If the AGM is adjourned, such entitlement is determined by reference to the Register of Members or the register of the Shell Corporate Nominee at 18:30 (UK time), 19:30 (Dutch time), two working days before the date of the adjourned AGM. ■ A shareholder is entitled to appoint a proxy to exercise all or any of their rights to vote on their behalf and, to attend and speak at the AGM. A shareholder may appoint more than one proxy in relation to the AGM, provided each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not also be a shareholder. Proxy Forms and, for participants in the Shell Corporate Nominee, Voting Instruction Forms, must reach the Company’s Registrar no later than 10:00 (UK time) , 11:00 (Dutch time) on Friday May 20, 2022. It is also possible to vote or register a proxy appointment electronically as explained below. Shareholders who have completed a Proxy Form or Voting Instruction Form may still attend the AGM and vote in person should they wish to do so, but they are requested to bring the Admittance Card with them to the AGM. ■ If a shareholder wishes to appoint multiple proxies, he or she should contact the Registrar on 0800 169 1679 (UK) or +44 (0) 121 415 7073 to obtain an additional Proxy Form or, in the case of a participant in the Shell Corporate Nominee, a Voting Instruction Form. Alternatively, the shareholder may photocopy his or her Proxy Form or Voting Instruction Form. It will be necessary for the shareholder to indicate on each separate Proxy Form, or Voting Instruction Form, the number of shares in relation to which each proxy is authorised to act. If a shareholder appoints more than one proxy, he or she must ensure that no more than one proxy is appointed in relation to any share. ■ If a shareholder does not specify how he or she wants the proxy to vote on the particular resolutions, the proxy may vote or abstain as he or she sees fit. A proxy may also vote or abstain as he or she sees fit on any other business which properly comes before the AGM. ■ If shares are held through the Shell Corporate Nominee and no voting instructions are received or specified, the Corporate Nominee will not cast the votes attached to such shares. ■ If two or more shareholders jointly hold shares in the Company, each shareholder may attend, speak and vote at the AGM, appoint a proxy or give voting instructions. However, if more than one joint holder votes, appoints a proxy or gives voting instructions, the only vote, appointment or voting instruction which will count is the vote, appointment or voting instruction of the joint holder whose name is listed first on the register. Persons holding their shares through Euroclear Nederland (via banks or brokers) Persons holding their shares through Euroclear Nederland via banks and brokers are not included in the Company’s Register of Members – such shares are included in the Register of Members under the name of Euroclear Nederland. If persons who hold their shares through Euroclear Nederland wish to: (i) attend the AGM; or (ii) appoint a proxy to attend, speak and vote on their behalf; or (iii) give voting instructions without attending the AGM, they must instruct Euroclear Nederland accordingly. To do this, such persons are advised to contact their bank or broker as soon as possible and advise them which of the three options they prefer. Alternatively, such persons can choose such options electronically by accessing the website www.abnamro.com/evoting and following the online instructions. In all cases, the validity of the instruction will be conditional upon ownership of the shares at no later than 10:00 (UK time) , 11:00 (Dutch time) on Friday May 20, 2022. Any instruction, whether by hard copy or by electronic means, must be received by this time. Persons holding their Shares through Euroclear Nederland and who indicate they wish to attend the AGM will not receive an Admittance Card. They will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. Persons holding their shares through third party agents or nominees (other than the Shell Corporate Nominee) If your Shares are held by a third party agent or nominee, you are urged to speak directly to them about how to exercise the votes that attached to those Shares and/or how to attend the Annual General Meeting. SHAREHOLDER NOTES 1. ATTENDANCE AND APPOINTMENT OF A PROXY If you wish to attend the AGM or appoint a proxy to attend, speak and vote on your behalf, please see the relevant section below depending on the way you hold your shares. There are several ways in which Shell plc ordinary shares or an interest in those shares can be held. These include: ■ directly as registered shares in certificated or uncertificated form in a shareholder’s own name; ■ indirectly through Euroclear Nederland (via banks or brokers); ■ through the Shell Corporate Nominee; ■ through another third - party nominee or intermediary company; or ■ as a direct or indirect holder of American Depositary Shares (ADSs) with the Depositary (JP Morgan Chase Bank N.A). Any person to whom this Notice is sent who is a person that has been nominated under Section 146 of the Companies Act 2006 to enjoy information rights (“nominated persons”) does not have a right to appoint a proxy. However, a nominated person may, under an agreement with the registered shareholder by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if a nominated person does not have such a right, or does not wish to exercise it, he or she may have a right under any such agreement to give instructions to the registered shareholder as to the exercise of voting rights. THIS SECTION CONTAINS INFORMATION RELATING TO THE FOLLOWING: 1. Attendance and appointment of a proxy 2. Corporate representatives 3. AGM webcast 4. Electronic voting and proxy appointment 5. CREST electronic proxy appointment 6. Audit concerns 7. Shareholders’ right to ask questions 8. Shareholders’ rights under Sections 338 and 338A of the Companies Act 2006 9. Electronic publication 10. Electronic addresses 11. Shares and voting rights 12. Documents available for inspection

20 Shell Notice of Annual General Meeting 2022 Holders of American Depositary Shares (ADSs) Registered ADS holders who wish to attend the AGM or wish to have their votes cast on their behalf should indicate accordingly on their Voting Instruction Form and return it to the ADS Depositary, JP Morgan Chase Bank N.A. Those who hold their ADSs beneficially through a bank or broker and wish to attend the AGM or have their votes cast on their behalf should contact their bank or broker as soon as possible. The ADS Depositary, JP Morgan Chase Bank N.A., can be contacted on telephone number +1 888 737 2377 (from within the USA) or +1 651 453 2128 (from outside the USA). Holders of ADSs wishing to attend the AGM will not receive an Admittance Card and will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. 2. CORPORATE REPRESENTATIVES Any corporation that is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares. 3. AGM WEBCAST To minimise public health risks you may either: i) simply watch the AGM via the webcast which will be broadcast live at 10:00 (UK time), 11:00 (Dutch time) on the day of the AGM; or ii) virtually attend and participate in the AGM by registering through an electronic platform (“virtually attending”). See page 23 for further details. Watching the AGM Webcast If you are unable to attend the AGM in person, you can watch the webcast which will be broadcast live at 10:00 (UK time), 11:00 (Dutch time), on the day of the AGM. Shareholders who wish to simply follow the AGM via the webcast should go to www.shell.com/AGM/webcast and follow the online instructions. This webcast is not interactive, and it is not possible to vote or ask questions remotely. Shareholders should note that accessing any such webcast for viewing only will be for information only. Unlike virtually attending and participating, those simply watching the webcast will not be regarded as formally present at the meeting nor will arrangements be made for them to vote, submit questions by text or speak at the meeting via any such webcast. The webcast may include the question and answer sessions with Shareholders present at the AGM, as well as background shots of those present in the auditorium. Virtually attending the AGM Shareholders wh o wish to register to virtually attend and participate (including by voting) in the AGM should go to https://web.lumiagm.com/130 - 974 - 477 and refer to page 23 for further details. 4. ELECTRONIC VOTING AND PROXY APPOINTMENT Registered shareholders and those who hold their shares through the Shell Corporate Nominee who prefer to register a proxy appointment with the Registrar via the internet instead of by hard copy (sent by post or by hand) may do so by accessing the website www.sharevote.co.uk . Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following: ■ This method of registering proxies is an alternative to the traditional hard copy appointment of proxies, which will continue unaltered. The electronic facility is available to all shareholders and those who use it will not be disadvantaged. ■ This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the AGM and vote on behalf of the shareholder. ■ No special software is required in addition to internet access. ■ To register on the website www.sharevote.co.uk , it will be necessary to quote the reference numbers which are set out on the top of your Proxy Form or Voting Instruction Form, or your Notice of Availability. These numbers are unique to the particular holding and the 2022 AGM and contain special security aspects to prevent fraudulent replication. ■ In the interests of security, the reference numbers will not be reissued, so if you consider that you might want to register your proxy appointment or your voting instructions electronically after submitting the paper form, please retain a note of the Voting ID, Task ID and Shareholder Reference Number before dispatching the paper form. ■ An electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than submission via www.sharevote.co.uk and will not be accepted if found to contain a virus. ■ The final time for receipt of proxies is 10:00 (UK time) , 11:00 (Dutch time) on Friday May 20, 2022. You may change your appointment or voting instructions by submitting a new form in either hard copy or electronic form ; however, the new form must be received by the Registrar by this final time . ■ If two valid Proxy Forms or Voting Instruction Forms are received from the same shareholder before the relevant closing time, the one last received will be counted. 5. CREST ELECTRONIC PROXY APPOINTMENT CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual (available via www.euroclear.com ). The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID RA 19) by the latest time(s) for receipt of proxy appointments specified in this Notice. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. SHAREHOLDER NOTES continued

21 Shell Notice of Annual General Meeting 2022 CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service providers, are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. 6. AUDIT CONCERNS Under Section 527 of the Companies Act 2006, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the Auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid before the AGM in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required, under Section 527 of the Companies Act 2006, to publish on a website. 7. SHAREHOLDERS’ RIGHT TO ASK QUESTIONS The Company will be accepting Shareholders’ questions at the AGM from those attending. Specific directions on how to ask a question for those attending virtually will be provided once you have accessed the meeting via https://web.lumiagm.com/130 - 974 - 477 . The Company must cause to be answered any question taken at the AGM relating to the business being dealt with at the AGM but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered. See also “How to ask a question” on page 22. 8. SHAREHOLDERS’ RIGHTS UNDER SECTIONS 338 AND 338A OF THE COMPANIES ACT 2006 Under Section 338 and Section 338A of the Companies Act 2006, shareholders meeting the threshold requirements in those sections have the right to require the Company: (i) to give to shareholders of the Company entitled to receive Notice, notice of a resolution which may properly be moved and is intended to be moved at the AGM; and/or (ii) to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the company’s constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authenticated by the person or persons making it, must be received by the Company no later than Monday April 11, 2022, being the date six clear weeks before the AGM, or if later, the time at which Notice of the AGM is given and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request. 9. ELECTRONIC PUBLICATION A copy of this Notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.shell.com/AGM . 10. ELECTRONIC ADDRESSES Shareholders may not use any electronic address in this Notice or any related documents (including the Chair’s Letter or Proxy Forms) to communicate with the Company about proceedings at the 2022 AGM or the contents of this Notice other than for expressly stated purposes. 11. SHARES AND VOTING RIGHTS The total number of Shell plc ordinary shares in issue as at March 09, 2022, is 7,589,533,205 ordinary shares, and 50,000 sterling deferred shares. The ordinary shares carry one vote each but the sterling deferred shares have no voting rights. The Company holds no shares in treasury. 12. DOCUMENTS AVAILABLE FOR INSPECTION The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (public holidays excluded and as allowed by law), will also be available for inspection at the AGM, if allowed by law, from 09:45 (UK time) on the day of the AGM until the conclusion of the AGM: ■ a copy of each Executive Director’s contract of service; ■ a copy of each Non - executive Director’s letter of appointment; ■ a copy of the Shell Energy Transition Strategy; ■ a copy of the Shell Energy Transition Progress Report; and ■ a copy of the buyback contracts relating to Resolution 19, off - market share buybacks. Shareholders should note, however, that these documents will not remain available for inspection at the Company’s registered office after the date of the AGM.

ATTENDANCE ARRANGEMENTS

LOCATION, DATE AND TIME

The AGM is currently scheduled to be held at Central Hall Westminster, Storey's Gate, Westminster, London, SW1H 9NH, United Kingdom on Tuesday May 24, 2022 at 10:00 (UK time), 11:00 (Dutch time). Registration is open from 08:30 (UK time) and 09:30 (Dutch time).

HOW TO ASK A QUESTION

Attending in person

There will be a dedicated question point located in the main auditorium. Ushers will be available to direct you to the question point and it is suggested that you sit in this area should you wish to raise a question.

Attending virtually

Only those Shareholders that virtually attend the meeting via https://web.lumiagm.com/130-974-477 will be able to participate in the question and answer session. Specific details on how to ask a question will be provided once you have access to the AGM, on May 24, 2022.

VOTING

All resolutions for consideration at the AGM will be decided by way of a poll rather than a show of hands. This means that a shareholder has one vote for every share held. It reflects the Company's established practice and ensures that shareholders, including shareholders who are not able to attend the AGM, have their votes taken into account.

REFRESHMENTS

Tea and coffee will be served before the AGM.

HOW TO GET THERE

Central Hall Westminster is located approximately three minutes' walk from Westminster (Jubilee/District and Circle lines) and St James's Park (District and Circle lines) Underground stations.

PARKING

There is a car park located in Medway Street just a few minutes from the venue.

SHAREHOLDERS WITH SPECIAL NEEDS

There will be an induction loop system at the meeting for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the AGM.

SECURITY

There will be a security check in the reception area at the venue, and a routine bag search will be undertaken. You will not be permitted to take liquids into the venue. Any other items deemed to be inappropriate will be removed and stored until the end of the event. Although unlikely, body searches may also be in operation.

The use of electrical equipment and cameras will not be permitted during the presentation.

PHOTOGRAPHY AND PERSONAL DATA

We have arranged for photographs to be taken throughout the premises for the duration of the presentation. These will be kept in the Company's photo library. These photographs may be used in future publications online or in print. If you attend the presentation in person, you may be included in photographs. Please note that the photographs and broadcast footage may be transferred outside the European Economic Area.

The Company may process personal data of those attending the AGM. This may include webcasts, photos, recordings and audio and video links, as well as other forms of personal data. A copy of the Company's Privacy Notices can be found on our website at www.shell.com/privacy.


ST JAMES'S PARK
BIRDCAGE WALK A2314
OLD QUEEN ST
STOREY'S GATE
CENTRAL HALL WESTMINSTER
TOTHILL ST
MAIN ENTRANCE
PETTY FRANCE
ST JAMES'S PARK
WESTMINSTER
WESTMINSTER BRIDGE
BIG BEN
WATERLOO
Approx 1 mile
ST MARGARET ST
HOUSES OF PARLIAMENT
WESTMINSTER ABBEY
ABINGDON ST
GREAT SMITH ST
A302 VICTORIA ST
BUCKINGHAM GATE
OLD PYE ST
GREAT PETER STREET
MONCK STREET
MEDWAY STREET

22 Shell Notice of Annual General Meeting 2022

23 HOW TO JOIN THE MEETING VIRTUALLY MEETING ACCESS To access the meeting: (a) Visit https://web.lumiagm.com/130 - 974 - 477 This can be accessed online using the latest version of Chrome, Firefox and Edge on your PC, laptop, tablet or smartphone. Please note the internet browsers Safari and Internet explorer are not compatible. You may be prompted to enter the Meeting ID shown above. You will then be required to enter a login which is your: (b) Shareholder Reference Number (SRN); and (c) PIN (being the first two and last two digits of your SRN) . Your personalised SRN is printed on your form of proxy . If you are unable to access your SRN and PIN, please contact the Company’s registrar, Equiniti, using the details set out at the bottom of this page . Duly appointed proxies and corporate representatives: Following receipt of a valid appointment please contact the Company’s registrar Equiniti by emailing: hybrid.help@equiniti.com. To avoid any delays accessing the meeting, contact should be made at least 24 hours prior to the meeting date and time. Mailboxes are monitored 09:00 to 17:00 (UK time) Monday to Friday (excluding public holidays in England and Wales). BROADCAST If you are viewing the meeting on a mobile device and you would like to listen to the broadcast, press the broadcast icon at the bottom of the screen. If you are viewing the meeting on a computer, the broadcast will appear at the side automatically once the meeting has started. VOTING Once the voting has opened at the start of the AGM, the polling icon will appear on the navigation bar. From here, the resolutions and voting choices will be displayed. To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received. To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel. Once the Chair has opened voting, you can vote at any time during the meeting until the Chair closes the voting on the resolutions. At that point your last choice will be submitted. You will still be able to send messages and view the webcast whilst the poll is open. QUESTIONS Questions for the Board can be submitted to the Board on the day through the Lumi platform. Questions on the day can be submitted either as text via the Lumi messaging function or verbally via the teleconference. Details of how to access the teleconference will be provided on the day of the AGM once you are logged into the Lumi platform. Questions will be moderated before being sent to the Chair. This is to avoid repetition and ensure the smooth running of the meeting. If multiple questions on the same topic are received, the Chair may choose to provide a single answer to address shareholder queries on the same topic. MEETING ID: 130 - 974 - 477 If you are unable to access your SRN and PIN, please contact the Company’s registrar Equiniti by emailing: hybrid.help@equiniti.com. To avoid any delays accessing the meeting, contact should be made at least 24 hours prior to the meeting date and time. Mailboxes are monitored 09:00 to 17:00 (UK time) Monday to Friday (excluding public holidays in England and Wales). Requirements An active internet connection is required at all times in order to participate in the meeting. It is the user’s responsibility to ensure you remain connected for the duration of the meeting. Webcast The live webcast will include the question and answer sessions with virtually attending shareholders. The webcast will also be broadcast to interested parties via the Shell website. Shell Notice of Annual General Meeting 2022

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